February 18, 2010

Via EDGAR and Overnight Mail

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C.  20549

Attn:  Julie Sherman, Staff Accountant

Subject:                 Rainier Pacific Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008; Filed March 16, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 000-50362

Dear Ms. Sherman:

This letter relates to the matters discussed in the February 3, 2010 teleconference by and between representatives of the United States Securities and Exchange Commission (the “Commission”) and Rainier Pacific Financial Group, Inc. (the “Company”), as a follow-up to matters described in our previous correspondence and teleconferences with you regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the three and six months ended June 30, 2009.

In connection with the conference call held on February 3, 2010, we were requested to provide you with information regarding recalculated net present values (“NPV”) and the correspondingly resultant other-than-temporary impairment (“OTTI”) credit losses relating to the Company’s holdings of trust preferred collateralized debt obligation (“CDO”) securities at June 30, 2009; using the same net present value calculation methods applied by the Company at September 30, 2009.  Based upon the results of the recalculations, we were also requested to provide you with the Company’s evaluation of such results to determine whether the OTTI credit losses at June 30, 2009 would be materially different.

From the first instance of recognizing OTTI in the Company’s December 31, 2008 financial statements, the accounting practices for both fair value and the recognition of impairment charges (i.e.,

initially the difference between amortized cost and fair value, and then later only the credit loss component) has evolved at both the Company and in the industry at large.  Over the four quarters ended December 31, 2009, the Company has consistently refined its estimation processes, along with adopting new practices from changes promulgated by the Financial Accounting Standards Board and related guidance from the Commission.

As the OTTI and fair value accounting issues became more nationally discussed and analyzed, enhancements to our cash flow analyses that form the basis of our NPV estimates for each security were also enhanced; and in particular to effectively isolate the “credit loss” portion of fair value changes in the Company’s portfolio of trust preferred CDO securities.  Using the process we had in place for the second quarter of 2009, the Company recognized OTTI credit losses on three of the trust preferred CDO securities in the quarter ended June 30, 2009 in the amount of $1.8 million.  For the third quarter, the NPV estimation process was refined to more accurately project the estimated cash flows and ultimately the NPV for each security.  As requested, the Company recalculated the NPV for each security as of June 30, 2009 utilizing our enhanced process in order to further evaluate the credit loss components of the OTTI charges recognized in the second quarter of 2009.  The following table shows the original NPV estimates for each security as of June 30, 2009, and the recalculated NPV estimate for each security using the enhanced methodology adopted by the Company in its September 30, 2009 analysis:

PreTSL	Original 06-30-09 NPV	Recalculated 06-30-09 NPV*
IV	$ 424,910	$ 434,255
VI	137,103	167,702
VII	3,807,111	3,658,872
VIII	4,223,907	5,448,168
IX	4,781,620	4,426,811
X	3,290,800	3,476,145
XI	2,221,414	2,042,392
XII	11,519,584	10,631,873
XIII	4,449,334	4,027,500
XIV	10,652,217	9,675,936
XV	16,805,080	16,014,130
XVI	14,809,350	13,447,271
XVII	10,339,675	9,431,870
XVIII	3,288,137	3,020,466
XIX	10,971,498	9,823,062
	$101,721,740	$95,726,453

* Calculated using the Company’s 09-30-09 enhanced methodology.

We compared the original and recalculated NPV estimates with the amortized cost of each security in order to determine what the credit losses would have been if the enhanced methodology used in our September 30, 2009 analysis was used in our June 30, 2009 analysis.  The following table shows the original OTTI credit losses by security that were reported for the three months ended June 30, 2009, compared to the proforma OTTI credit losses under the enhanced methodology:

	Reported Estimates as of June 30, 2009 (Original)			Proforma Estimates as of June 30, 2009 (Recalculated)
PreTSL	Pre-Credit Loss Amortized Cost	NPV	Reported Credit Loss	Pre-Credit Loss Amortized Cost	NPV*	Proforma Credit Loss	Difference
IV	$ 420,432	$ 424,910	$ -	$ 420,432	$ 434,255	$ -	$ -
VI	131,601	137,103	-	131,601	167,702	-	-
VII	3,627,083	3,807,111	-	3,627,083	3,658,872	-	-
VIII	5,719,615	4,223,907	1,495,708	5,719,615	5,448,168	271,447	(1,224,261)
IX	5,000,000	4,781,620	218,380	5,000,000	4,426,811	573,189	354,809
X	3,384,400	3,290,800	93,600	3,384,400	3,476,145	-	(93,600)
XI	2,000,000	2,221,414	-	2,000,000	2,042,392	-	-
XII	11,000,143	11,519,584	-	11,000,143	10,631,873	368,270	368,270
XIII	4,000,000	4,449,334	-	4,000,000	4,027,500	-	-
XIV	9,570,717	10,652,217	-	9,570,717	9,675,936	-	-
XV	15,574,558	16,805,080	-	15,574,558	16,014,130	-	-
XVI	13,078,623	14,809,350	-	13,078,623	13,447,271	-	-
XVII	9,305,396	10,339,675	-	9,305,396	9,431,870	-	-
XVIII	2,912,823	3,288,137	-	2,912,823	3,020,466	-	-
XIX	9,821,094	10,971,498	-	9,821,094	9,823,062	-	-
	$95,546,486	$101,721,740	$1,807,688	$95,546,486	$95,726,453	$1,212,906	$ (594,782)
* Calculated using the Company’s 09-30-09 enhanced methodology.

As indicated by the table above, the OTTI credit losses recognized for the three months ended June 30, 2009 would have been $1.2 million instead of the $1.8 million as originally reported, or a difference of $594,782.  Specifically, four securities were affected by applying the enhanced calculation methodology, as follows:

•	PreTSL VIII: The OTTI credit loss would have been $1,224,261 lower than reported.
•	PreTSL X: The OTTI credit loss would have been $93,600 lower than reported.
•	PreTSL IX and XII: The OTTI credit losses would have been $354,809 and $368,270 higher than reported, respectively.

If the overall $594,782 proforma decrease in the second quarter’s OTTI credit losses was recorded, a corresponding increase in the third quarter OTTI credit losses of $22.1 million would also need to occur, as the Company’s quarterly process involves “truing up” the cumulative credit losses for each security.  Accordingly, the $594,782 relating to the application of the third quarter’s estimation methods to the second quarter was inherently imbedded in the September 30, 2009 results via the prospective change in the NPV estimate.  Aside from the fact that the decrease in the second quarter determination of credit loss was the result of refinements in the NPV estimation process, management concluded that when considering the $594,782 difference as an error, it was not material and therefore did not necessitate a restatement of the second quarter or third quarter results.

When considering the $594,782 in decreased credit losses for the second quarter of 2009 as an accounting error, it would require a restatement of the second quarter financial statements, if material.  Accordingly, we have considered SEC Staff Accounting Bulletin No. 99—“Materiality” (“SAB 99”).  In SAB 99, the Commission clarifies that registrants are not to use an arbitrary percentage variance to determine whether an item is material, though this may be the starting point to determine materiality.  While the $594,782 proforma decrease in the second quarter’s OTTI credit losses would result in a 10.7% and a 4.8% decrease in the net loss for the three and six months ended June 30, 2009, respectively; it is important to note that these investments are recorded at fair value on the balance sheet.  Therefore, there would have been no change in the asset carrying values on the balance sheet and only a quantitatively immaterial reclass of the $594,782 between the retained earnings and OCI loss components of shareholders’ equity that were $31.5 million (or 1.9%) and $37.8 million (or 1.6%), respectively at June 30, 2009.  Furthermore, the Company’s capital ratios would be unchanged if the $594,578 adjustment were to be made.

The Company also reviewed various qualitative considerations, such as those listed in SAB 99, regarding the materiality of the $594,782 decrease in estimated credit losses for the second quarter, and a corresponding increase in estimated credit losses for the third quarter, as follows:

•	Whether the misstatement masks a change in earnings or other trends:
o
The Company’s second quarter results reflected a pre-tax loss of $5.6 million with a year-to-date pre-tax loss of $12.5 million.  Recording the reduced credit loss of $594,782 in the second quarter, with a corresponding increase in the third quarter, would not mask the trend of OTTI credit losses or continuing net operating losses.

•	Whether the misstatement hides a failure to meet analyst’s consensus expectations:
o	The Company is not currently followed by any analysts and no consensus expectations were established for the Company’s performance.
•	Whether the misstatement changes a loss into income or vice versa:
o	The Company would have recognized a net loss in the second quarter, and year-to-date, regardless of whether the reduced credit loss was recorded.
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements:
o
The Company, and its subsidiary bank, were both considered to be in the “undercapitalized” regulatory capital category at June 30, 2009, and recording the $594,782 in reduced credit losses in the second quarter would not have changed the Company’s regulatory capital ratios or its capital category, or materially affected other key financial ratios common in our industry.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements:
o	The Company was in compliance with all loan covenants at June 30, 2009 and September 30, 2009, regardless of whether the reduced credit losses of $594,782 were recorded.
•	Whether the misstatement has the effect of increasing management’s compensation:
o	There would be no effect on management’s compensation based upon the effect of the $594,782 proforma decrease in OTTI credit losses.
•	Whether the misstatement involves concealment of an unlawful transaction:
o
The trust preferred CDO securities were all investment grade securities at the time of purchase, were lawful investment purchases, and the evaluation of such remain highly complex and assumption laden.  The estimate of credit losses recognized ($1.8 million) versus the estimate using the enhanced methodology ($1.2 million) was researched and analyzed in good faith, and does not involve any concealment of an unlawful transaction.

In short, management has considered whether the possibility of an inter-quarter adjustment of $594,782 might qualitatively be material and involve the need for restatement, and has concluded that it does not believe the materiality threshold is crossed.  It is also commonly understood (and has been disclosed as such in filings) that the evaluation of these securities is highly complex and assumption-laden, and consequently the determinations of credit losses and fair value are not determined by a precise calculation/determination that is consistently applied to these types of securities by all holders of these types of securities.  Furthermore, there is a trend of losses relating to these securities, and applicable disclosures regarding the potential for additional credit losses in the future.  After a review of the qualitative factors associated with this matter and the relative amount involved, it is the belief of management that the $594,782 was not material to the second quarter results or the third quarter results, and that the difference represents a refinement of an accounting estimate for which prospective treatment was appropriately applied. The Company also believes that an inter-period adjustment of the $594,782 between the second and third quarter would not have changed or influenced the judgment of a reasonable person relying upon the Company’s financial statements.

The Company has consistently sought to provide the users of our financial statements with the most accurate and complete information possible.  The quarterly process of evaluating the trust preferred CDO securities continues to involve considerable estimation and judgments that can affect the results favorably or unfavorably.  After consideration of the above information and discussions with the Company’s Audit Committee and external auditors, we believe that our reported results appropriately account for the progressive deterioration in these investments, and that the financial statements, as reported, are free from material misstatement.

Additionally, in response to the Commission’s staff request, the Company acknowledges that (i) it is responsible for the adequacy of disclosure in its filings; (ii) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In the event you desire further information regarding this response letter, please contact John A. Hall (President/CEO and Interim CFO) at 253-926-4007, or L. Calyn Miller (Vice President/ Controller) at 253-926-4015.

Sincerely,

/s/John A. Hall
John A. Hall
President/CEO and Interim CFO

Cc:           John F. Breyer, Jr., Esq., Breyer & Associates PC